EXHIBIT 1
Amended through June 22, 2007

CHARTER
for the
Audit Committee
of the Board of Directors of Bank of Smithtown

Section 1.    Membership.  The Audit Committee shall consist of at least four Directors, including the Chairman of the Board if there be one who is not an officer of the Bank. At least three members of the Committee shall be present at a meeting to constitute a quorum. All members of the Committee shall be “independent directors” and at least one member of the Committee shall be an “audit committee financial expert” as defined by the pertinent legal and/or regulatory standards applicable at the time.

Section 2.    Meetings.  The Committee shall meet at least once each quarter at such times and places as it may choose. The Committee may meet more frequently as it deems advisable. Written agendas shall be prepared for each meeting, and minutes of the meetings shall be maintained.

Section 3.    Internal Auditor.  The Committee shall be directly responsible for the appointment, compensation and oversight of the work of the Bank’s Internal Auditor. The Committee may hire one or more employees to perform this function or may retain an accounting firm for this purpose. In the event one or more employees perform the internal audit function, the Bank’s officers may make recommendations to the Committee with respect to the hiring, firing, discipline, performance reviews, promotion and compensation of such employees, but the full authority with respect to all of these matters rests with the Committee. In the event that the Committee retains an accounting firm to perform the internal audit function, it shall be a different firm than the firm selected by the Committee to perform the independent audit function. The Committee may adopt a policy that defines the purpose of the internal audit activity and the authority and responsibilities of the persons performing the internal audit work. The Committee shall meet with the Internal Auditor at least once each quarter to monitor progress with the internal audit program and schedule, to review the Internal Auditor’s written reports and management’s responses thereto, and to discuss any other relevant matters pertaining to the internal audit program.

Section 4.    Independent Auditor.  The Committee shall be directly responsible for the appointment, compensation and oversight of the work of the Bank’s Independent Auditor. The accounting firm selected to perform the independent audit function shall report directly to the Committee. The Committee is charged with resolving any disagreements between management and the Independent Auditor regarding financial reporting or any other matters. The accounting firm that is retained by the Committee to perform the independent audit function may not, at the same time, perform any of the following non-audit services for the Bank or its holding company or any other subsidiary owned by the Bank or its holding company:

•	Bookkeeping or other services related to the accounting
records or financial statements of the Bank.

•	Financial information systems design and implementation.

•	Appraisal or valuation services, fairness opinions or contribution-
in-kind reports.

•	Actuarial services.

•	Internal audit services.

•	Management functions or human resources.

•	Broker or dealer, investment advisor or investment banking
services.

•	Legal services and expert services unrelated to the audit.

•	Any other service determined by regulation to be impermissible.

Other non-audit services, such as tax services, can be performed by the Independent Auditor, but only with the prior approval of the Committee and disclosure to investors. Each year the Committee shall receive from the Independent Auditor a formal written statement delineating all relationships between the Independent Auditor and the Bank consistent with Independence Standards Board Standard 1.

The Committee shall monitor the progress of the work of the Independent Auditor and shall meet with the Independent Auditor at least once each year to discuss the firm’s findings. The Independent Auditor must make timely reports to the Committee during the audit process concerning: (1) critical accounting policies and practices to be used in the audit; (2) all alternative treatments of financial information within generally accepted accounting principles (GAAP) discussed with management, including the ramifications of such treatment and the treatment preferred by the Independent Auditor; and (3) all other material written communications between the Independent Auditor and management, such as any management letter or schedule of unadjusted differences.

Section 5.    Outside Advisors.  The Committee may retain independent counsel and outside advisors.

Section 6.    Committee Funding.  The Bank shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the Bank’s auditors and to any advisors retained by the Committee.

Section 7.    Treatment of Complaints.  Any complaints received by management regarding accounting, internal accounting controls or auditing matters shall be referred to the Audit Committee. Employees shall be informed in the Employee Handbook of how they can communicate directly with the Audit Committee, in a confidential and/or anonymous manner if they so choose, regarding questionable accounting, internal accounting controls or auditing matters. The Committee may take such steps to evaluate, investigate and/or respond to such complaints as it deems appropriate under the circumstances.